                                            EXHIBIT 99, Page 1 of 30
                                            TITLE PAGE



















                             CONRAIL INC.


                  1998 ANNUAL REPORT TO STOCKHOLDERS

                                             EXHIBIT 99, Page 2 of 30


                         REPORT OF MANAGEMENT



The Stockholders
Conrail Inc.

Management is responsible for the preparation, integrity and objectivity of the Company's financial statements. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgment.

The Company maintains a system of internal accounting controls and procedures which is continually reviewed and supported by written policies and guidelines and supplemented by a corporate staff of internal auditors. The system provides reasonable assurance that assets are safeguarded against loss from unauthorized use and that the books and records reflect the transactions of the Company and are reliable for the preparation of financial statements. The concept of reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

The Company's financial statements are audited by its independent accountants. Their audit is conducted in accordance with generally accepted auditing standards and includes a study and evaluation of the Company's system of internal accounting controls to determine the nature, timing and extent of the auditing procedures required for expressing an opinion on the Company's financial statements.

The Company's Board of Directors was reconstituted on August 22, 1998, the effective date of the Surface Transportation Board's written decision approving the acquisition of the Company by Norfolk Southern Corporation ("NSC") and CSX Corporation ("CSX"). The new Board of Directors, which is comprised of an equal number of directors from NSC and CSX, pursues its oversight responsibilities for the financial statements and corporate conduct through periodic meetings with and written reports from the Company's management.

/s/ Timothy T. O'Toole

Timothy T. O'Toole
President and Chief
Executive Officer

/s/ John A. McKelvey

John A. McKelvey
Senior Vice President-
Finance & Administration

January 19, 1999

                                             EXHIBIT 99, Page 3 of 30


                   REPORT OF INDEPENDENT ACCOUNTANTS



The Stockholders and Board of Directors
Conrail Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Conrail Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits of the consolidated financial statements of Conrail Inc. and subsidiaries also included an audit of the Financial Statement Schedule, Schedule II - Valuation and Qualifying Accounts. In our opinion, the Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.





/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Thirty South Seventeenth Street
Philadelphia, Pennsylvania  19103

January 19, 1999

                                             EXHIBIT 99, Page 4 of 30


                             CONRAIL INC.
                   CONSOLIDATED STATEMENTS OF INCOME


                                              Years Ended December 31,
                                              ------------------------
($ In Millions Except Per Share Data)      1998      1997      1996
                                           ----      ----      ----

Revenues                                  $ 3,863   $ 3,765   $ 3,714
                                          -------   -------   -------

Operating Expenses
  Way and structures                          467       458       462
  Equipment                                   776       776       803
  Transportation                            1,342     1,388     1,385
  General and administrative (Note 3)         444       313       312
  Transition and acquisition-related
   compensation costs (Note 3)                251       222
  Transition and merger costs (Note 3)         68        65        16
  ESOP termination charge (Note 3)                      221
  Voluntary separation programs (Note 10)                         135
                                          -------   -------   -------

      Total operating expenses              3,348     3,443     3,113
                                          -------   -------   -------

Income from operations                        515       322       601
Interest expense                             (153)     (170)     (182)
Other income, net (Note 11)                    72        83       112
                                          -------   -------   -------

Income before income taxes                    434       235       531

Income taxes (Note 7)                         167       228       189
                                          -------   -------   -------

Net income                                $   267    $    7    $  342
                                          =======   =======   =======

Net income per common share (Note 1)
      Basic                               $    --    $   --    $ 4.29
      Diluted                                  --        --      3.91

Ratio of earnings to fixed charges
 (Note 1)                                   3.11x     1.98x     3.19x


See accompanying notes.

                                             EXHIBIT 99, Page 5 of 30


                             CONRAIL INC.
                      CONSOLIDATED BALANCE SHEETS


                                                   December 31,
                                                   ------------
 ($ In Millions)                                 1998      1997
                                                 ----      ----

         ASSETS
Current assets
  Cash and cash equivalents                      $  138    $   97
  Accounts receivable                               580       623
  Deferred tax assets (Note 7)                      182       115
  Material and supplies                              92       104
  Other current assets                               13        15
                                                 ------    ------
    Total current assets                          1,005       954
Property and equipment, net (Note 4)              7,151     6,830
Other assets                                        744       700
                                                 ------    ------

    Total assets                                 $8,900    $8,484
                                                 ======    ======

         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt (Note 6)     113       112
  Accounts payable                                  130       113
  Wages and employee benefits                       403       366
  Casualty reserves                                 139       141
  Accrued and other current liabilities
   (Note 5)                                         422       476
                                                 ------    ------
    Total current liabilities                     1,207     1,208
Long-term debt (Note 6)                           1,609     1,732
Casualty reserves                                   215       198
Deferred income taxes (Note 7)                    1,564     1,453
Special income tax obligation (Note 7)              223       283
Other liabilities                                   426       445
                                                 ------    ------
    Total liabilities                             5,244     5,319
                                                 ------    ------

Commitments and contingencies (Note 12)
Stockholders' equity (Notes 2, 3 and 9)
  Common stock ($1 par value; 100 and
    250,000,000 shares authorized,
    respectively; 100 and 6,320,349
    shares issued, respectively;
    100 shares outstanding)                          --         6
  Additional paid-in capital                      2,291     3,006
  Unearned ESOP compensation                        (75)     (155)
  Employee benefits trust                          (144)     (274)
  Retained earnings                               1,584     1,324
                                                 ------    ------
                                                  3,656     3,907
  Treasury stock, at cost                            --      (742)
                                                 ------    ------
    Total stockholders' equity                    3,656     3,165
                                                 ------    ------
    Total liabilities and stockholders'
     equity                                      $8,900    $8,484
                                                 ======    ======


See accompanying notes.

                                                     EXHIBIT 99, Page 6 of 30

                             CONRAIL INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                  Addi-
                                    Series A   Unearned           tional   Employee
($ in Millions                      Preferred  ESOP Com-  Common  Paid-in  Benefits  Retained  Treasury
Except Per Share Data)              Stock      pensation  Stock   Capital  Trust     Earnings  Stock
----------------------              ---------  ---------  ------  -------  --------  --------  --------
Balance, January 1, 1996            $  282     $ (233)    $   85   $2,187  $ (329)    $1,176   $ (191)
  Amortization                                     11
  Net income                                                                             342
  Common dividends, $1.80 per
   share                                                                                (146)
  Preferred dividends, $2.165
   per share                                                                             (20)
  Common shares acquired                                                                         (156)
  Exercise of stock options                                            29      53
  Employee benefits trust
   transactions, net                                                  128    (116)
  Effects of voluntary
   separation programs                  (8)                                     8
  Effects of CSX tender
   offer                               (63)                    3       60
  Other                                                                                    5
                                    ------     ------     ------   ------  ------     ------   ------

Balance, December 31, 1996             211       (222)        88    2,404    (384)     1,357     (347)
  Amortization                                      2
  Net income                                                                               7
  Common dividends, $.475 per
   share                                                                                 (40)
  Preferred dividends, $.541
   per share                                                                              (3)
  Exercise of stock options                                             2      11
  Employee benefits trust
   transactions, net                                                   (5)      9
  Effects of Conrail
   acquisition, net
   (Notes 2 and 3)                    (209)                  (82)     594      90                (393)
  Allocation of unearned
   ESOP compensation                               65
  Other                                 (2)                            11                  3       (2)
                                    ------     ------     ------   ------  ------     ------   ------

Balance, December 31, 1997              --       (155)         6    3,006    (274)     1,324     (742)
  Net income                                                                             267
  Common dividends                                                                        (7)
  Employee benefits trust
   transactions, net                                                   21     (21)
  Payments as a result of
   Conrail acquisition
   (Notes 3 and 9)                                                            151
  Allocation of unearned
   ESOP compensation                               80
  Common shares reclassified
   as unissued (Note 9)                                       (6)    (736)                        742
                                    ------     ------     ------   ------  ------     ------   ------

Balance, December 31, 1998          $   --     $  (75)    $   --   $2,291  $ (144)    $1,584   $   --
                                    ======     ======     ======   ======  ======     ======   ======
</TABLE

See accompanying notes.




                                             EXHIBIT 99, Page 7 of 30


                             CONRAIL INC.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Years ended December 31,
                                              ------------------------
($ In Millions)                              1998       1997      1996
                                             ----       ----      ----
Cash flows from operating activities
 Net income                                  $  267     $    7    $  342
 Adjustments to reconcile net income
  to net cash provided by
  operating activities:
   Transition and acquisition-related
    charges (Note 3)                            302         --        --
   Transition and acquisition-related
    compensation costs                           66        159        --
   ESOP termination charge                       --        221        --
   Voluntary separation programs                 --         --       135
   Depreciation and amortization                310        293       283
   Deferred income taxes                         30        152       183
   Special income tax obligation                (60)       (63)      (94)
   Gains from sales of property                 (21)       (23)      (24)
   Pension credit                               (63)       (61)      (46)
   Changes in (net of effect of transition,
    acquisition and merger-related items):
      Accounts receivable                        33          7       (16)
      Accounts and wages payable                (33)        42       (18)
      Deferred tax assets                       (67)       178        40
   Settlement of tax audit                       --          6       (39)
   Other                                        (37)       (34)      (77)
                                             ------     ------    ------

      Net cash provided by operating
       activities                               727        884       669
                                             ------     ------    ------

Cash flows from investing activities
 Property and equipment acquisitions           (537)      (439)     (387)
 Proceeds from disposals of properties           19         25        34
 Other                                          (32)       (31)      (46)
                                             ------     ------    ------

      Net cash used in investing activities    (550)      (445)     (399)
                                             ------     ------    ------

Cash flows from financing activities
 Payment of long-term debt                     (119)      (238)     (184)
 Payment of debt consent fees                   (10)        --        --
 Repurchase of common stock                      --         --      (156)
 Net proceeds from (repayments of)
  short-term borrowings                          --        (99)       10
 Proceeds from long-term debt                    --         --        26
 Loans from and redemptions of insurance
  policies                                       --         --        95
 Dividends on common stock                       (7)       (40)     (146)
 Dividends on Series A preferred stock           --         (3)      (25)
 Proceeds from stock options and other           --          8        67
                                             ------     ------    ------

      Net cash used in financing activities    (136)      (372)     (313)
                                             ------     ------    ------

Increase(decrease) in cash and cash
 equivalents                                     41         67       (43)
Cash and cash equivalents
  Beginning of year                              97         30        73
                                             ------     ------    ------

  End of year                                $  138     $   97    $   30
                                             ======     ======    ======

See accompanying notes.

                                             EXHIBIT 99, Page 8 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies
     ------------------------------------------

          Industry
          --------

     Conrail Inc. ("Conrail") is a holding company of which the principal subsidiary is Consolidated Rail Corporation ("CRC"), a freight railroad which operates within the northeast and midwest United States and the Province of Quebec. Conrail has been acquired by CSX Corporation ("CSX") and Norfolk Southern Corporation ("NSC"). The operations of CRC will substantially change after NSC and CSX begin operating the Conrail properties under operating agreements (the "Closing Date") (Notes 2 and 3).

          Principles of Consolidation
          ---------------------------

     The consolidated financial statements include Conrail and majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method.

          Cash Equivalents
          ----------------

     Cash equivalents consist of commercial paper, certificates of deposit and other liquid securities purchased with a maturity of three months or less, and are stated at cost which approximates market value.

          Material and Supplies
          ---------------------

     Material and supplies consist mainly of fuel oil and items for maintenance of property and equipment, and are valued at the lower of cost, principally weighted average, or market.

          Property and Equipment
          ----------------------

     Property and equipment are recorded at cost. Depreciation is provided using the composite straight-line method. The cost (net of salvage) of depreciable property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized.

          Asset Impairment
          ----------------

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Expected future cash flows from the use and disposition of long-lived assets are compared to the current carrying amounts to determine the potential impairment loss.

                                             EXHIBIT 99, Page 9 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          Revenue Recognition
          -------------------

     Revenue is recognized proportionally as a shipment moves on the Conrail system from origin to destination.

          Earnings Per Share
          ------------------

     Earnings per share are not presented for 1998 and 1997 as a result of the joint acquisition of the Company's common stock by NSC and CSX which was completed on May 23, 1997 (Notes 2 and 3). Following that acquisition, the Company's common stock was delisted from the New York Stock Exchange ("NYSE") and deregistered with the Securities and Exchange Commission ("SEC").

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" (SFAS 128) to be effective for periods ending after December 15, 1997. SFAS 128 requires all prior-period earnings per share data presented to be restated to conform with the provisions of this pronouncement. SFAS 128 replaces primary earnings per share with the presentation of basic earnings per share and fully diluted earnings per share with diluted earnings per share. The earnings per share amounts resulting from the application of SFAS 128 were not materially different than those previously presented by the Company for 1996.

     For 1996, basic earnings per share were based on net income adjusted for the effects of preferred dividends net of income tax benefits, divided by the weighted average number of shares outstanding during the period. Diluted earnings per share assumed conversion of the previously outstanding Series A ESOP
     Convertible Junior Preferred Stock ("ESOP Stock") to Conrail common stock and the dilutive effects of stock options. Net income amounts applicable to diluted earnings per share were adjusted by the increase, net of income tax benefits, in ESOP-related expenses assuming conversion of all ESOP Stock to common stock. Shares in the Conrail Employee Benefits Trust were not considered outstanding for computing earnings per share. The weighted average number of shares of common stock outstanding during the year ended December 31, 1996 were as follows:

                                          1996
                                          ----

     Basic weighted
      average shares                      76,903,665
     Diluted weighted
      average shares                      87,022,413


                                             EXHIBIT 99, Page 10 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          Ratio of Earnings to Fixed Charges
          ----------------------------------

     Earnings used in computing the ratio of earnings to fixed charges represent income before income taxes plus fixed charges, less equity in undistributed earnings of 20% to 50% owned companies. Fixed charges represent interest expense together with interest capitalized and a portion of rent under long-term operating leases representative of an interest factor.

          New Accounting Standards
          ------------------------

     During 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits" ("SFAS 132") which revises and standardizes disclosures previously required by other pronouncements related to these two types of employee benefit programs. SFAS 132 is effective during 1998 and therefore the Company has incorporated the disclosure requirements of this pronouncement into its employee benefits disclosures (Note 8). The Company had no material items required to be disclosed by SFAS 130, "Reporting Comprehensive Income", which also became effective during 1998. Also, in 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is effective for all fiscal quarters for all fiscal years beginning after June 15, 1999. The Company has determined that adoption of SFAS 133 will not have a material impact on its consolidated financial position, results of operations or cash flows.

          Use of Estimates
          ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Acquisition of Conrail Inc.
     ---------------------------

     On May 23, 1997, the CSX-NSC joint tender offer for the remaining outstanding shares of Conrail's common and ESOP Stock was concluded, and on June 2, 1997, Conrail became the surviving corporation in a merger with Green Merger Corp. and remained the only subsidiary of Green Acquisition Corp., an entity jointly-owned by CSX and NSC. As a result, the remaining outstanding capital stock of Conrail was acquired by NSC and CSX. Simultaneous with the merger, Conrail's common stock was delisted

                                             EXHIBIT 99, Page 11 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     from the NYSE and, through the filing of a Form 15, deregistered with the SEC. The Conrail stock acquired by NSC and CSX was held in a voting trust pending approval of the joint acquisition by the Surface Transportation Board ("STB").

     On June 8, 1998, the STB approved the application of CSX and NSC to control Conrail. On July 23, 1998, the STB issued a written opinion that permitted those companies to exercise operating control of Conrail beginning August 22, 1998.

     NSC and CSX will not formally begin to exercise operating control until Closing Date, which is expected to occur on June 1, 1999. Subsequent to the Closing Date, the majority of CRC's routes and assets will be segregated into separate subsidiaries of CRC, and NSC and CSX will operate their respective portions under operating arrangements requiring payments which represent the fair market rental values of the assets being operated. Other CRC routes and assets will be operated by CRC for the benefit of NSC and CSX.

     After the Closing Date, the Company's major sources of revenue will be operating income and lease rentals from NSC and CSX instead of freight line haul revenues. The nature of the Company's operating expenses will also reflect this change in operations. Therefore, the Company's future operating results will be significantly different than those currently reported.

     In the course of normal business, the Company currently interchanges freight with both NSC and CSX for transport to destinations both within and outside of Conrail's service region. The Company shares ownership interests with either one or both railroads in various transportation-related entities, all of which are immaterial to the Company's operating results and financial position.

3.   Transition, Acquisition and Merger-Related Costs
     ------------------------------------------------

     In connection with its joint acquisition by NSC and CSX, the Company has incurred pre-tax transition, acquisition and merger-related costs totaling $68 million ($42 million after income taxes) and $65 million ($41 million after income taxes) during 1998 and 1997, respectively. Merger costs of $16 million
     ($10 million after income taxes) were incurred during 1996 related to the previously proposed merger of Conrail with CSX. In 1997 and 1996, these amounts primarily included costs for investment banking, legal and consulting services related to the acquisition of Conrail, and in 1998, included costs to facilitate the integration of the Company's activities into those of CSX and NSC.

                                             EXHIBIT 99, Page 12 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     During the third quarter of 1998, the Company recorded charges totaling $302 million ($187 million after income taxes), primarily for separation benefits of $170 million covering certain non-union employees, included in "transition and acquisition-related compensation costs", and $132 million of other costs, such as the effects of changing to an actuarial method of valuing certain components of the Company's casualty reserves, included in "general and administrative" expenses.

     The charge for non-union separation benefits represents termination payments to be made to approximately 1,300 non-union employees whose non-executive positions will be eliminated as a result of the joint acquisition of Conrail. It is anticipated that most of these termination payments will be made in the form of supplemental retirement benefits from the Company's overfunded pension plan.

     During 1998 and 1997, the Company recorded charges totaling
     $66 million ($41 million after income taxes) and $49 million
     ($31 million after income taxes), respectively, representing amounts to be paid to certain non-union employees as incentive to continue their employment with the Company through August 22, 1998, the effective date of the STB approval of the joint acquisition of Conrail ("Control Date"), and the subsequent transition period. At December 31, 1998, the remaining liability for these incentive payments, included in "wages and employee benefits" in the balance sheet, is $31 million, however, such liability is being funded from the Conrail employee benefits trust ("EBT") and therefore does not require use of the Company's cash.

     The Company has also recorded $15 million ($9 million after income taxes) for payments made to certain middle management employees as provided in the amended merger agreement.

     During 1997, the Company recorded a charge of $221 million (no related income tax effect) for the termination of its Non-union Employee Stock Ownership Plan ("ESOP") as a result of the repayment of the ESOP note payable of $291 million and related accrued interest to the Company. The Company recorded a long-term liability of $221 million related to the ESOP termination charge, which is not expected to require future use of the Company's cash for settlement. Such liability, the balance of which is $75 million at December 31, 1998, is being reduced as the cash proceeds, held by the ESOP as a result of selling its ESOP Stock in the joint tender offer, are allocated to eligible ESOP participants.

                                             EXHIBIT 99, Page 13 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     During 1997, the Company recorded a charge of $110 million
     ($103 million after income taxes) in connection with employment "change in control" agreements with certain executives, which became operative as a result of the joint acquisition of Conrail. A portion of the benefits under these agreements, $68 million, has been paid in 1998 from the EBT.

     Also, as a result of the joint acquisition of Conrail, all outstanding performance shares and all outstanding unvested stock options, restricted shares and phantom shares vested during 1997. The Company paid all of the amounts due employees under these arrangements and recorded a $63 million charge ($39 million after income taxes).

4.   Property and Equipment
     ----------------------

                                                   December 31,
                                                1998        1997
                                                ----        ----
                                                  (In Millions)

     Roadway                                   $ 7,255     $ 7,167
     Equipment                                   1,593       1,398
       Less:  Accumulated depreciation          (2,029)     (2,128)
                                               -------     -------

                                                 6,819       6,437
                                               -------     -------

     Capital leases (primarily equipment)          793         869
     Accumulated amortization                     (461)       (476)
                                               -------     -------

                                                   332         393
                                               -------     -------

                                               $ 7,151     $ 6,830
                                               =======     =======

     Conrail acquired equipment and incurred related long-term debt under various capital leases of $79 million in 1997 and $82 million in 1996. In 1995 and 1991, the Company recorded allowances for disposition for the sale or abandonment of certain under-utilized rail lines and other facilities. However, subsequent to Control Date, NSC and CSX determined that all such assets will initially continue to be used in operations. Therefore, amounts related to these allowances have been reclassified to accumulated depreciation.

                                             EXHIBIT 99, Page 14 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.   Accrued and Other Current Liabilities
     -------------------------------------

                                                   December 31,
                                                1998        1997
                                                ----        ----
                                                  (In Millions)

     Freight settlements due others            $   42     $    43
     Equipment rents (primarily car hire)          78          74
     Unearned freight revenue                      59          77
     Property and corporate taxes                  33          55
     Other                                        210         227
                                               ------      ------

                                               $  422     $   476
                                               ======      ======

6.   Long-Term Debt
     --------------

     Long-term debt outstanding, including the weighted average interest rates at December 31, 1998, is composed of the following:

                                                   December 31,
                                                1998        1997
                                                ----        ----
                                                  (In Millions)

     Capital leases                            $   391     $   465
     Medium-term notes payable,
      6.27%, due 1999                               30          60
     Notes payable, 9.75%, due 2000                250         250
     Debentures payable, 7.88%, due 2043           250         250
     Debentures payable, 9.75%, due 2020           544         544
     Equipment and other obligations, 6.79%        257         275
                                               -------     -------

                                                 1,722       1,844
     Less current portion                         (113)       (112)
                                               -------     -------

                                               $ 1,609     $ 1,732
                                               =======     =======

     Using current market prices when available, or a valuation based on the yield to maturity of comparable debt instruments having similar characteristics, credit rating and maturity, the total fair value of the Company's long-term debt, including the current portion, but excluding capital leases, is $1,637 million and $1,607 million at December 31, 1998 and 1997, respectively, compared with carrying values of $1,331 million and $1,379 million at December 31, 1998 and 1997, respectively.

                                             EXHIBIT 99, Page 15 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The Company's noncancelable long-term leases generally include options to purchase at fair value and to extend the terms. Capital leases have been discounted at rates ranging from 3.09% to 14.26% and are collateralized by assets with a net book value of $332 million at December 31, 1998.

     Minimum commitments, exclusive of executory costs borne by the Company, are:

                                    Capital         Operating
                                     Leases            Leases
                                    -------         ---------
                                         (In Millions)

          1999                      $  92              $ 111
          2000                         76                 85
          2001                         60                 76
          2002                         57                 72
          2003                         52                 70
          2004 - 2018                 194                417
                                    -----              -----

          Total                       531              $ 831
                                                       =====

          Less interest portion      (140)
                                    -----

          Present value             $ 391
                                    =====

     Operating lease rent expense was $121 million in 1998, $122 million in 1997 and $127 million in 1996.

     Equipment and other obligations mature in 1999 through 2043 and are collateralized by assets with a net book value of $249 million at December 31, 1998. Maturities of long-term debt other than capital leases are $48 million in 1999, $268 million in 2000, $19 million in 2001, $18 million in 2002, $18 million in 2003 and $960 million in total from 2004 through 2043.

     The shelf registration established in 1993, which enabled CRC to issue up to $500 million in debt securities or the Company to issue up to $500 million in convertible debt and equity securities, is no longer available as a financing source at December 31, 1998. CRC and the Company have each filed a Form 15 with the SEC, terminating their status as SEC registrants and their ability to issue any securities under a shelf registration.

                                             EXHIBIT 99, Page 16 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Effective December 31, 1998, at the request of NSC and CSX, CRC terminated its $440 million uncollateralized bank credit agreement with a group of banks which was used for general corporate purposes and to support CRC's commercial paper program, which is no longer in effect.

     Interest payments were $153 million in 1998, $163 million in 1997 and $170 million in 1996.

7.   Income Taxes
     ------------

     The provisions for income taxes are composed of the following:

                                      1998       1997      1996
                                      ----       ----      ----
                                            (In Millions)

     Current
          Federal                    $ 173      $ 122     $  90
          State                         24         17        10
                                     -----      -----     -----

                                       197        139       100
                                     -----      -----     -----

     Deferred
          Federal                       24        115       151
          State                          6         37        32
                                     -----      -----     -----

                                        30        152       183
                                     -----      -----     -----

     Special income tax obligation
          Federal                      (51)       (54)      (80)
          State                         (9)        (9)      (14)
                                     -----      -----     -----

                                       (60)       (63)      (94)
                                     -----      -----     -----

                                     $ 167      $ 228     $ 189
                                     =====      =====     =====

     In conjunction with the public sale in 1987 of the 85% of the Company's common stock then owned by the U.S. Government, federal legislation was enacted which resulted in a reduction of the tax basis of certain of the Company's assets, particularly property and equipment, thereby substantially decreasing tax depreciation deductions and increasing future federal income tax payments. Also, net operating loss and investment tax credit carryforwards were canceled. As a result of the sale-related transactions, a special income tax obligation was recorded in 1987 based on the estimated effective federal and state income tax rates at that time.

                                             EXHIBIT 99, Page 17 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The nondeductibility of the ESOP termination charge and certain transition and acquisition-related compensation costs for federal and state income tax purposes, has resulted in a significant difference between the Company's statutory and effective tax rates for 1997 (Note 3).

     A tax law was enacted during the third quarter of 1997 by a state in which CRC operates which changed the Company's method of computing taxes and resulted in a tax rate increase. Income tax expense for 1997 was increased by $22 million representing the effects of adjusting deferred income taxes and the special income tax obligation for the rate increase as required by SFAS 109, "Accounting for Income Taxes" ("SFAS 109").

     Reconciliations of the U.S. statutory tax rates with the effective tax rates are as follows:

                                           1998      1997      1996
                                           ----      ----      ----

          Statutory tax rate               35.0%     35.0%     35.0%
          State income taxes,
           net of federal benefit           3.2       3.2       3.4
          ESOP termination charge                    36.3
          Nondeductible transition
           and acquisition-related
           compensation costs                        14.9
          Effect of state tax increase
           on deferred taxes                          9.3
          Other                              .3      (1.7)     (2.8)
                                          -----     -----     -----

          Effective tax rate               38.5%     97.0%     35.6%
                                          =====     =====     =====

     In 1996, the Company reached a settlement with the Internal Revenue Service ("IRS") related to the audit of the Company's consolidated federal income tax returns for the fiscal years 1990 through 1992. The Company made a payment of $39 million pending resolution of the final interest determination related to the settlement, of which $6 million was refunded to the Company in 1997. The Company's consolidated federal income tax returns for fiscal years 1993 through 1995 are currently being examined by the IRS. Federal and state income tax payments were $196 million in 1998, $120 million in 1997 and $145 million in 1996 (excluding tax settlement).

                                             EXHIBIT 99, Page 18 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Significant components of the Company's special income tax obligation and deferred income tax liabilities (assets) are as follows:

                                                     December 31,
                                                     ------------
                                                    1998      1997
                                                    ----      ----
                                                     (In Millions)

     Current assets                                $   (22)  $   (10)
     Current liabilities                              (152)      (97)
     Miscellaneous                                      (8)       (8)
                                                   -------   -------

     Current deferred tax asset, net               $  (182)  $  (115)
                                                   =======   =======

     Noncurrent liabilities:
       Property and equipment                        1,839     1,877
       Other long-term assets (primarily
        prepaid pension asset)                         106        90
       Miscellaneous                                   117       130
                                                   -------    ------

                                                     2,062     2,097
                                                   -------    ------

     Noncurrent assets:
       Nondeductible reserves and other
        liabilities                                   (239)     (200)
       Tax benefit transfer receivable                 (36)      (36)
       Miscellaneous                                    --      (125)
                                                   -------    ------

                                                      (275)     (361)
                                                   -------    ------
     Special income tax obligation and
      deferred income tax liabilities, net         $ 1,787   $ 1,736
                                                   =======   =======

8.   Employee and Postretirement Benefits
     ------------------------------------

     Postretirement Benefits
     -----------------------

     The Company and its subsidiaries sponsor several qualified and nonqualified pension plans and other postretirement benefit plans for its employees.

     The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1998, and a statement of the funded status as of December 31 of both years:




                                             EXHIBIT 99, Page 19 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                  Other Postretirement
                               Pension Benefits        Benefits
                               ----------------   --------------------
     (In Millions)              1998      1997      1998      1997
                                ----      ----      ----      ----

     Change in benefit
      obligation
     Net benefit obligation
      at beginning of year      $  699    $  734    $   57    $   64
     Service cost                   13         8        --        --
     Interest cost                  52        50         4         4
     Plan amendments                59        --        --        --
     Actuarial (gains)losses        65       (11)        1        (6)
     Gross benefits paid           (64)      (82)       (6)       (5)
                                ------    ------    ------    ------
     Net benefit obligation
      at end of year            $  824    $  699    $   56    $   57

     Change in plan assets
     Fair value of plan
      assets at beginning
      of year                   $1,308    $1,187    $   10    $   10
     Actual return on plan
      assets                       211       205        --         1
     Gross benefit payments        (78)      (84)       (1)       (1)
                                ------    ------    ------    ------
     Fair value of plan
      assets at end of year     $1,441    $1,308    $    9    $   10

     Funded status at
      end of year               $  617    $  609    $  (47)   $  (47)
     Unrecognized transition
      asset                        (54)      (72)       --        --
     Unrecognized prior
      service cost                  88        33        --        --
     Unrecognized actuarial
      (gains)losses               (373)     (343)       --        (7)
                                ------    ------    ------    ------
     Net amount recognized
      at year end               $  278    $  227    $  (47)   $  (54)
                                ======    ======    ======    ======

     The following amounts have been recognized in the balance sheets as of December 31:

                                                  Other Postretirement
                               Pension Benefits        Benefits
                               ----------------   --------------------
     (In Millions)              1998      1997      1998      1997
                                ----      ----      ----      ----

     Prepaid pension cost       $ 278     $ 227        --        --
     Accrued benefit cost          --        --     $ (47)    $ (54)

                                             EXHIBIT 99, Page 20 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     All of the Company's plans for postretirement benefits other than pensions have no plan assets except for the retiree life insurance plan which has $9 million of assets. The aggregate benefit obligation for the postretirement plans other than pensions is $56 million and $57 million at December 31, 1998 and 1997, respectively.

     The assumptions used in the measurement of the Company's benefit obligation are as follows:


                                                  Other Postretirement
                               Pension Benefits        Benefits
                               -----------------  --------------------
                                 1998      1997      1998      1997
                                 ----      ----      ----      ----

     Discount rate               6.50%     7.00%     6.50%     7.00%
     Expected return on
      plan assets                9.00%     9.00%     8.00%     8.00%
     Rate of compensation
      increase                   5.00%     6.00%     5.00%     6.00%

     The Company's pension plan was amended during 1998 to include certain enhanced benefits for qualifying Conrail employees. The effect of the amendment was to increase the Conrail plan's projected benefit obligation by $59 million. The Company's pension plan was also amended during 1998 to allow for payment of non-union supplemental retirement benefits to the extent consistent with applicable Internal Revenue Service Tax Code provisions. Both of these liabilities are accrued in "wages and employee benefits" in the balance sheet (Note 3).

     A 7% annual rate of increase in the per capital cost of covered health care benefits was assumed for 1999, gradually decreasing to 6% by the year 2007.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of a one percentage point increase and (decrease) in the assumed health care cost trend rate on accumulated postretirement benefit obligation is $2 million and $(2) million, respectively, and would have an immaterial effect on the net periodic postretirement benefit cost for 1998.

                                             EXHIBIT 99, Page 21 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The components of the Company's net periodic benefit cost for the plans are as follows:

                                                    Other Postretirement
                               Pension Benefits           Benefits
                               ----------------      -------------------
     (In Millions)           1998    1997    1996    1998    1997    1996
                             ----    ----    ----    ----    ----    ----

     Service cost            $  13   $   8   $   9   $  --   $  --   $  --
     Interest cost              52      50      51       4       4       5
     Expected return
      on assets               (109)    (98)    (91)     (1)     (1)     (1)
     Amortization of:
       Transition asset        (18)    (18)    (18)     --      --      --
       Prior service cost        4       3       4      --      --      --
       Actuarial  gain          (5)     (6)     (1)     (1)     (1)     --
                             -----   -----   -----   -----   -----   -----
                             $ (63)  $ (61)  $ (46)  $   2   $   2   $   4
                             =====   =====   =====   =====   =====   =====

     Savings Plans
     -------------

     The Company and certain subsidiaries provide 401(k) savings plans for union and non-union employees. However, in connection with the close of the CSX-NSC joint tender offer for Conrail, the Company's Non-union ESOP was terminated with the repayment of the ESOP note payable of $291 million and related accrued interest in the second quarter of 1997, resulting in a charge of $221 million (no related income tax effect) (Notes 2 and 3). Under the Non-union ESOP, 100% of employee contributions were matched in the form of ESOP Stock for the first 6% of a participating employee's base pay. There is no Company match provision under the union employee plan except for three unions which negotiated a Company match as part of their contract provisions. Savings plan expense was $1 million in 1997 and $4 million in 1996.

     In connection with the formation of the Non-union ESOP in 1990, the Company issued 9,979,562 of the authorized 10 million shares of its ESOP Stock to the Non-union ESOP in exchange for a 20 year promissory note from the Non-union ESOP in the principal amount of approximately $290 million. In addition, unearned ESOP compensation in the same amount was recognized as a charge to stockholders' equity coincident with the Non-union ESOP's issuance of its promissory note to the Company. The debt of the Non-union ESOP was recorded by the Company and offset against the promissory note from the Non-union ESOP. The Company received debt service payments from the Non-union ESOP of $11 million in 1997 and $40 million in 1996.

                                             EXHIBIT 99, Page 22 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Prior to the close of the joint tender offer (Notes 2 and 3), unearned ESOP compensation was charged to expense as shares of ESOP Stock were allocated to participants. An amount equivalent to the preferred dividends declared on the ESOP Stock had partially offset compensation and interest expense related to the Non-union ESOP through the close of the joint tender offer.

     Interest expense incurred by the Non-union ESOP on its debt to the Company was $9 million in 1997 and $24 million in 1996.
     Compensation expense related to the Non-union ESOP was $2 million in 1997 and $11 million in 1996.

     Prior to its acquisition, the Company made dividend payments at a rate of 7.51% on the ESOP Stock and additional contributions in an aggregate amount sufficient to enable the Non-union ESOP to make the required interest and principal payments on its note to the Company. Preferred dividends declared were $3 million in 1997 and $20 million in 1996. Preferred dividend payments of $3 million and $25 million were made in 1997 and 1996, respectively.

9.   Capital Stock
     -------------

     Employee Benefits Trust
     -----------------------

     In 1995, the Company issued approximately 4.7 million shares of its common stock to the Conrail Employee Benefits Trust (the "Trust") in exchange for a promissory note of $250 million at an interest rate of 6.9%. As a result of the joint tender offer (Notes 2 and 3) for the Company's common stock, the Trust repaid $90 million of the promissory loan with a portion of the proceeds it received from the sale of the common stock it held. The Trust currently funds, and is expected to continue to fund, the payment of employee benefits with the remaining proceeds it currently holds.

     The Trust was intended to fund certain employee benefits and other forms of compensation over its fifteen-year term. The amount representing unearned employee benefits is recorded as a deduction from stockholders' equity and is reduced as benefits and compensation, including future transition and acquisition-related compensation, are paid from the Trust. Before the close of the joint tender offer for the Company's common stock, the shares owned by the Trust were valued at the closing market price as of the end of each reporting period, with corresponding changes in the balance of the Trust reflected in additional paid-in capital. Currently, interest earned on the proceeds received from the joint tender offer increases both the Trust balance and

                                             EXHIBIT 99, Page 23 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     additional paid-in capital. Shares held by the Trust were not considered outstanding for earnings per share computations until released by the Trust, but did have voting and dividend rights.

     Treasury Stock
     --------------
     As a result of the acquisition of Conrail, the Company's common stock repurchase program was terminated in the fourth quarter of 1996. The activity for 1997 is related to the repurchase of common stock in connection with the repayment of $90 million of the Trust promissory loan described above. The remaining shares of treasury stock at December 31, 1997, were recorded as canceled and retired during 1998.

     The activity and status of treasury stock follow:

                                    1998        1997         1996
                                    ----        ----         ----

     Shares, beginning of year   6,320,249    5,523,455   3,297,717
       Acquired                                           2,225,738
       Effects of Conrail
        acquisition             (6,320,249)     796,794
                                ----------    ---------   ---------

     Shares, end of year                --    6,320,249   5,523,455
                                 =========    =========   =========

     Stock Plans
     -----------

     The Company has applied APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for the Conrail plans. Accordingly, no compensation cost was recognized for the Conrail fixed stock option plans prior to Conrail's acquisition. However, in connection with the acquisition of Conrail, all outstanding performance shares and all outstanding unvested stock options, restricted shares and phantom shares vested during 1997. The Company paid all of the amounts due under these arrangements and recorded a $63 million charge ($39 million after income taxes) for the related compensation expense (Notes 2 and 3).

     The Company's 1987 and 1991 Long-Term Incentive Plans authorized the granting to officers and other key employees of up to 4 million and 6.6 million shares of common stock, respectively, through stock options, stock appreciation rights, phantom stock and awards of restricted or performance shares. A stock option was exercisable for a specified term commencing after grant at a price not less than the fair market value of the stock on the date

                                             EXHIBIT 99, Page 24 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     of grant. The vesting of awards made pursuant to these plans was contingent upon one or more of the following: continued employment, passage of time or financial and other performance goals.

     The activity and status of stock options under the incentive plans follow:
                                   Non-qualified Stock Options
                               ------------------------------------

                                   Option Price          Shares
                                    Per Share         Under Option
                               ------------------     ------------
     Balance, January 1, 1996   $14.000 - $ 68.563       1,556,212
          Granted               $68.563 - $ 96.063         551,038
          Exercised             $14.000 - $ 73.250      (1,268,085)
          Canceled              $42.625 - $ 70.031          (3,984)
                                                      ------------

     Balance, December 31,
      1996                      $14.000 - $ 96.063         835,181
          Granted               $42.625 - $104.438         416,190
          Exercised             $14.000 - $104.438        (267,294)
          Canceled              $42.625 - $ 50.688          (6,625)
          Purchased due to
           Conrail acquisition  $14.000 - $104.438        (977,452)
                                                      ------------

     Balance, December 31,
      1997                                                      --
                                                      ============
     Available for future grants

          December 31, 1998 and 1997                            --
                                                      ============

     The weighted average exercise prices of options granted during 1996 was $70.130 per share. The weighted average exercise price of options exercised during 1996 was $48.32 per share.

     Pro forma disclosures of net income and earnings per share as if the Company had adopted the cost recognition requirements under SFAS No. 123, "Accounting for Stock-Based Compensation"
     (SFAS 123) in 1996 are presented below ($ in millions except per share data):

                                                   1996
                                                   ----
     Net income as reported                       $ 342
     Net income pro forma                           335

     Basic earnings per share                     $4.29
     Basic earnings per share pro forma            4.20

     Diluted earnings per share                   $3.91
     Diluted earnings per share pro forma          3.82

                                             EXHIBIT 99, Page 25 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The fair value of each option granted during 1996 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: (1) dividend yield of 2.43%, (2) expected volatility of 25.25%, (3) risk-free interest rate of 5.51%, and (4) expected life of 4 years. The weighted average fair value of options granted during 1996 was $16.00 per share.

     Prior to its acquisition, the Company had granted phantom shares and restricted stock under its non-union employee bonus plans to eligible employees who elected to defer all or a portion of their annual bonus in a given year. The number of shares granted depended on the length of the deferral period. Grants were made at the market price of the Company's common stock at the date of grant. The Company had granted 148,749 shares and 337,329 shares of phantom and restricted stock, respectively, under its non-union employee bonus plans through its acquisition date of May 23, 1997. The Company had also granted 201,945 performance shares under its 1991 Long-Term Incentive Plan through its acquisition date. Compensation expense related to these plans was $2 million in 1996. The weighted-average fair value for the phantom shares and restricted stock granted during 1996 was $68.02 per share. As a result of its acquisition, the Company paid all of the amounts due to employees under stock-related compensation arrangements during 1997 (Note 3).

10.  Voluntary Separation Programs
     -----------------------------

     During 1996, the Company recorded a charge of $135 million (before tax benefits of $52 million) consisting of $102 million in termination benefits to be paid to non-union employees participating in the voluntary retirement and separation programs ("voluntary separation programs") and losses of $33 million on non-cancelable leases for office space no longer required as a result of the reduction in the Company's workforce. Over 840 applications were accepted from eligible employees under the voluntary separation programs. Approximately $90 million in benefits are being paid from the Company's overfunded pension plan.

                                             EXHIBIT 99, Page 26 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



11.  Other Income, Net
     -----------------

                                    1998      1997      1996
                                    ----      ----      ----
                                          (In Millions)

          Interest income           $  7      $ 13      $ 29
          Rental income               42        41        50
          Property sales              21        23        23
          Other, net                   2         6        10
                                    ----      ----      ----

                                    $ 72      $ 83      $112
                                    ====      ====      ====

12.  Commitments and Contingencies
     -----------------------------

     Environmental
     -------------

     The Company is subject to various federal, state and local laws and regulations regarding environmental matters. CRC is a party to various proceedings brought by both regulatory agencies and private parties under federal, state and local laws, including Superfund laws, and has also received inquiries from governmental agencies with respect to other potential environmental issues.
     At December 31, 1998, CRC has received, together with other companies, notices of its involvement as a potentially responsible party or requests for information under the Superfund laws with respect to cleanup and/or removal costs due to its status as an alleged transporter, generator or property owner at 138 locations. However, based on currently available information, the Company believes CRC may have some potential responsibility at only 45 of these sites. Due to the number of parties involved at many of these sites, the wide range of costs of possible remediation alternatives, the changing technology and the length of time over which these matters develop, it is often not possible to estimate CRC's liability for the costs associated with the assessment and remediation of contaminated sites.

     Although the Company's operating results and liquidity could be significantly affected in any quarterly or annual reporting period if CRC were held principally liable in certain of these actions, at December 31, 1998, the Company had accrued $81 million, an amount it believes is sufficient to cover the probable liability and remediation costs that will be incurred at Superfund sites and other sites based on known information and using various estimating techniques. The Company believes the ultimate liability for these matters will not materially affect its consolidated financial condition.

                                             EXHIBIT 99, Page 27 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The Company spent $10 million in 1998, $9 million in 1997 and $11 million in 1996 for environmental remediation and related costs. In addition, the Company's capital expenditures for environmental control and abatement projects were approximately $8 million in 1998, $7 million in 1997 and $6 million in 1996.

     The Environmental Quality Department is charged with promoting the Company's compliance with laws and regulations affecting the environment and instituting environmentally sound operating practices. The department monitors the status of the sites where the Company is alleged to have liability and continually reviews the information available and assesses the adequacy of the recorded liability.

     Other
     -----

     The Company is involved in various legal actions, principally relating to occupational health claims, personal injuries, casualties, property damage and damage to lading. The Company has recorded liabilities for amounts sufficient to cover the expected payments for such actions.

     CRC had an average of 19,808 employees in 1998, approximately 88% of whom are represented by 14 different labor organizations and are covered by 21 separate collective bargaining agreements. The Company was not engaged in any collective bargaining at December 31, 1998.

     CRC currently guarantees the principal and interest payments in the amount of $42 million on Equipment Trust Certificates for Locomotive Management Services, a general partnership of which CRC holds a fifty percent interest.

     The Company has taken actions to resolve anticipated year 2000 issues related to certain of its computer systems. Conrail believes that all of its year 2000 issues will be resolved either by the certain actions taken by the Company or by the integration of its systems with those of CSX and NSC on or following the Closing Date. The Company believes that failure to integrate its systems with those of CSX and NSC could result in a material financial risk and serious disruption in its operations. The Company has developed contingency plans related to the year 2000 in the event the integration does not occur. While it is not possible, at this time, to quantify the overall cost of implementing such contingency plans, the Company believes that it would be material to its results of operations during the implementation period.

                                             EXHIBIT 99, Page 28 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



13.  Condensed Quarterly Data (Unaudited)
     ------------------------------------

                                First     Second     Third    Fourth
                              ---------  --------- --------- ---------
                              1998 1997  1998 1997 1998 1997 1998 1997
                              ---- ----  ---- ---- ---- ---- ---- ----
                                     ($ In Millions Except Per Share)

     Revenues                 $927 $906  $983 $937 $976 $944 $977 $978
     Income (loss) from
      operations               160  116   206 (231) (82) 218  231  219
     Net income (loss)          85   61   115 (273) (65) 101  132  118
     Net income (loss) per
      common share:
        Basic                   --  .74    --   --   --   --   --   --
        Diluted                 --  .70    --   --   --   --   --   --
     Ratio of earnings to
      fixed charges          3.44x 2.52x  4.53x --   -- 4.82x 6.02x 4.76x
     Dividends per common
      share                     -- .475    --   --   --   --   --   --
     Market prices per
      common share
      (New York Stock
      Exchange)
          High                  -- 113-1/4 --  --   --   --   --   --
          Low                   --  98-1/2 --  --   --   --   --   --

     Due to the acquisition of Conrail (Notes 2 and 3), per share data are not presented for periods subsequent to the first quarter of 1997.

     The Company recorded pre-tax transition and acquisition-related costs of $29 million ($18 million after income taxes), $43 million ($27 million after income taxes), $215 million ($133 million after income taxes) and $32 million ($19 million after income taxes) during the first, second, third and fourth quarters of 1998, respectively. During the third quarter of 1998, the Company recorded charges totaling $302 million ($187 million after income taxes), primarily for separation benefits of $170 million covering certain non-union employees, included in the third quarter of 1998 transition and acquisition-related costs, and $132 million of other costs included in general and administrative expense (Note 3). After the transition and acquisition-related costs were recognized during the third quarter of 1998, earnings available for fixed charges were inadequate by $109 million.

     The Company recorded pre-tax transition, acquisition and merger-related costs of $22 million ($14 million after income taxes), $440 million ($390 million after income taxes), $23 million
     ($16 million after income taxes) and $23 million ($15 million after income taxes) during the first, second, third and fourth quarters of 1997, respectively. A $221 million ESOP termination charge (no income tax effect) is included in the second quarter of 1997 transition, acquisition and merger-related costs
     (Note 3).

                                             EXHIBIT 99, Page 29 of 30


                             CONRAIL INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     After the transition, acquisition and merger-related costs were recognized during the second quarter of 1997, earnings available for fixed charges were inadequate by $259 million.

     A tax law was enacted during the third quarter of 1997 by a state in which the Company operates which changed the Company's method of computing taxes and resulted in a tax rate increase. Income tax expense for the third quarter was increased by $22 million representing the effects of adjusting deferred income taxes and the special income tax obligation for the rate increase as required by SFAS 109 (Note 7).

                                             EXHIBIT 99, Page 30 of 30

                                                           Schedule II

                             CONRAIL INC.
                   VALUATION AND QUALIFYING ACCOUNTS
                   FOR THE YEARS ENDED DECEMBER 31,

                             (In Millions)

                                     Additions

                         Balance    Charged    Charged             Balance
                         at Begin-  to Costs   to Other            at End
                         ning of      and      Accounts   Deduc-     of
Description              Period     Expenses     (1)      tions    Period
-----------              -------    --------   --------   ------   -------

1996
Casualty reserves
   Current.............. $ 110                          $(31)(2)   $ 141
   Noncurrent...........   217      $ 165      $  11     203 (3)     190

Allowance for
 disposition of property
 and equipment (4).......  439                            31         408

1997
Casualty reserves
   Current..............   141          1                  1(2)      141
   Noncurrent...........   190        127         14     133(3)      198

Allowance for disposi-
 tion of property and
 equipment (4)...........  408                            16         392

1998
Casualty reserves
   Current..............   141         17                 19(2)      139
   Noncurrent...........   198        140         11     134(3)      215

Allowance for disposi-
 tion of property and
 equipment (4)(5)......... 392                           392          --


(1) Includes charges to property accounts in connection with construction projects and the recording of receivables from third parties.

(2) Includes net transfers from noncurrent.

(3) Includes net transfers to current.

(4) Deductions of $31 million, $16 million and $25 million in 1996, 1997 and 1998, respectively, represent net losses on asset dispositions.

(5) At December 31, 1998, the Company reclassified the remaining balance of $367 million from the allowance for disposition to accumulated depreciation since subsequent to Control Date, Norfolk Southern Corporation and CSX Corporation determined that all assets included in the reserve will initially continue to be used in operations.